EMAIL: SFeldman@olshanlaw.com

DIRECT DIAL: 212.451.2234

December 8, 2016

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Laurie Abbott, Esq.,
Division of Corporation Finance

Re:	Cemtrex Inc.
Registration Statement on Form S-1 (No. 333-213369)

Ladies and Gentlemen:

On behalf of Cemtrex Inc. (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statement to 9:30 a.m., Eastern time, on Monday, December 12, 2016, or as soon as possible thereafter.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

cc:	Mr. Aron Govil
Mr. Saagar Govil

Cemtrex Inc.

19 Engineers Lane

Farmingdale, New York 11735

December 8, 2016

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Laurie Abbott, Esq.,
Division of Corporation Finance

Re:	Cemtrex Inc.
Registration Statement on Form S-1 (No. 333-213369)

Ladies and Gentlemen:

Cemtrex Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 9:30 a.m., Eastern time, on Monday, December 12, 2016, or as soon as possible thereafter.

Very truly yours,

CEMTREX INC.

By:	/s/ Saagar Govil
Saagar Govil
President and Chief Executive Officer